Exhibit 10.1
CONFIDENTIAL COMMUNICATION
January 11, 2007
Woodcliff Healthcare Investment Partners LLC
535 Madison Avenue, 35th Floor
New York, New York 10022
Attn: Nicholas Lewin, Managing Member
     Re: Letter of Intent
Dear Nick:
This letter of intent, when countersigned by Woodcliff and its members holding more than 85% of its ownership interests (such date being the “Effective Date”), will confirm our agreement on the fundamental terms of the potential transaction outlined below. Except for the paragraphs numbered 4 through 10 below, however, this letter represents only our current good-faith intention to enter into a definitive purchase agreement, subject to a more complete review of the company’s business. Except as to those specified items (a) it is not intended to be a binding agreement, and, except as provided herein, neither of us will have any liability to the other if we fail to execute a definitive agreement for any reason and (b) statements below as to what we, or you, will do, or agree to do, or the like, are so expressed for convenience only, and are understood in all instances (except as enumerated above) to be subject to our mutual continued willingness to proceed with a transaction.
1.	Fundamental Terms. In the proposed transaction (the “Transaction”), Hythiam, Inc. (“Hythiam”) will acquire all of the outstanding membership interests of Woodcliff Healthcare Investment Partners LLC (“Woodcliff”). Woodcliff represents to us by executing this letter that its assets include 1,739,130 shares of common stock, and 14,400 shares of Series A Convertible Preferred Stock, the sale and conversion of which would result in Woodcliff holding over 50% of the outstanding shares of voting stock of Comprehensive Care Corporation (“CompCare”) immediately following the Transaction. The purchase price will be an amount equal to $0.80 per share of CompCare common stock plus $667.27 per share of preferred stock owned by Woodcliff, payable $9 million in cash, and $2 million in shares of Hythiam common stock at the price per share set forth in the Definitive Agreements (as defined below).

2.	Definitive Agreements. We mutually agree to proceed in good faith toward execution of binding definitive agreements (the “Definitive Agreements”) providing for the

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January 11, 2007

Transaction, in the form attached hereto as Exhibit A. The parties will negotiate in good faith with respect to other provisions that may be appropriate in the circumstances. It is anticipated that Definitive Agreements will be executed, and the closing of the Transaction (the “Closing”) will occur, as soon as practicable following the satisfaction or waiver of all conditions to Closing set forth in the Definitive Agreements, and in any event by the Termination Date.
3.	Conditions. Our obligation to consummate the Transaction pursuant to the Definitive Agreements would be subject to a number of customary conditions, including but not necessarily limited to the following, as appropriate:
a)	Adverse Change. No issuance of equity securities, or rights convertible into common stock by CompCare, and no material adverse change with respect to the business, operations, finances, assets or liabilities of CompCare, prior to Closing.

b)	Due Diligence. Our due diligence review must be completed and the results of such review must be satisfactory to us.

c)	Compliance. Appropriate confirmations as to compliance with representations, warranties and covenants, and opinions of counsel, as provided in the Definitive Agreements.

d)	Corporate Actions. All necessary corporate actions shall have been taken by Hythiam, including all necessary approvals.

e)	Government Agencies. The satisfaction of all applicable governmental conditions or obligations, and the obtaining of any other agreed to third-party consents or approvals necessary for the consummation of the transactions contemplated herein.
4.	Due Diligence. Hythiam will be entitled to conduct due diligence investigations concerning the assets and liabilities of Woodcliff and the business and affairs of CompCare. Woodcliff will provide all reasonably requested materials concerning Woodcliff that are available to Woodcliff and use its reasonable best efforts to cause CompCare to provide Hythiam and its representatives with all reasonably requested materials concerning CompCare. We agree that all information so provided by you or CompCare and identified as “confidential” will be treated by us as such, that we will not make any use of such information unless the same shall become available to us through non-confidential means or shall otherwise come into the public domain, and that if this agreement is terminated without Definitive Agreements having been executed, we will return all such confidential documents (and all copies thereof) in our possession, or will certify to you that all of such not returned to you have been destroyed by us.

5.	No-Shop. For a period of 35 days from the Effective Date, or such later date to which the parties agree in writing to extend this letter agreement (the “Termination Date”), Woodcliff and its members (a) will not initiate or continue discussions or negotiations with any other party relating to a purchase or sale of stock or other transaction that would be intended or reasonably expected to preclude the completion of the

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January 11, 2007

Transaction, including the sale of any of membership interests or stock to another party, and (b) will vote all of its shares of common stock against any transaction involving CompCare that would prohibit, materially delay or otherwise materially and adversely affect the likelihood of completing the Transaction, including a merger, acquisition, or the sale of preferred or common stock, assets or business operations to another party (each, a “Competing Transaction”). The members executing this letter will be responsible for any breach of this provision by any of the other members.
6.	Break-Up Fee.
a. Payment or Refund of Break-Up Fee. Immediately upon the Effective Date, we will deposit the sum of $3,600,000 in cash (the “Break-Up Fee”) with the Escrow Holder pursuant to the Escrow Agreement included with the Definitive Agreements. If, on or prior to five days before the Termination Date, Hythiam does not execute the Definitive Agreements for any reason and so advise Escrow Holder (the “Commitment Notice”), the Escrow Holder will be permitted to pay the Break-Up Fee to you, as the representative of the Woodcliff members, and the Woodcliff members shall have no further obligations under this letter or the Definitive Agreements. If, within five days of Hythiam delivering the Commitment Notice, 100% of the Woodcliff members have not executed and delivered the Definitive Agreements to Hythiam, and assuming Hythiam has not revoked its execution of the Definitive Agreements or failed to deliver the executed Definitive Agreements to Woodcliff (in which case the Break-Up Fee will be paid to you as if no Commitment Notice had been delivered), the Break-Up Fee shall be immediately refunded by the Escrow Holder to Hythiam.
b. Permitted Updates. Any change to the Definitive Agreements after the Effective Date by way of items or events added by Woodcliff to the Disclosure Schedule attached to the Definitive Agreements, if, and only if, it relates solely to an event or occurrence occurring after the Effective Date, which event or occurrence (i) was not caused by any action or inaction of Woodcliff or its members (provided that Woodcliff or its members undertaking reasonably diligent efforts to resolve the event or occurrence shall not be deemed inaction by them) between the Effective Date and the Closing Date, and (ii) neither Woodcliff nor its members knew or had reason reason to know existed prior to the Effective Date (if all such conditions are met, a “Permitted Update”) shall not affect Hythiam’s obligation pay the Break-Up Fee if Hythiam does not deliver a Commitment Notice to sign the Definitive Agreements (including any Permitted Updates) within the time period specified above. For avoidance of doubt, Hythiam may elect not to deliver the Commitment Notice as a result of one or more Permitted Updates, but the failure to deliver the Commitment Notice shall result in the release of the Break-Up Fee to you as provided in paragraph 6.a.
c. Member Representation. By executing this letter the members represent that (i) they have no knowledge of any current need for any updates to the Disclosure

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Schedule contained within the Definitive Agreements, (ii) they have no reason to believe that any of the conditions to the Closing cannot be satisfied, (iii) they collectively own more than 85% of the membership interests of Woodcliff, and (iv) members holding 100% of the membership and other economic interests of Woodcliff have advised Woodcliff of their willingness to execute the Definitive Agreements.
d. Break-Up Fee as Fair Estimate of Damages. The parties have agreed to the Break-Up Fee as liquidated damages because Sellers have foregone opportunities to sell their interests in Woodcliff to buyers other than Hythiam, and it would be difficult or impossible to estimate actual damages to Sellers resulting from Hythiam’s failure to consummate the transactions contemplated by the Definitive Agreements. The parties agree that the amount of the Break-Up Fee is a reasonable estimate of such damages.
7.	No Liability. Except as provided above, each of us will bear its own expenses incurred in connection with this letter and the Transaction. Neither party will have any liability or obligation hereunder or otherwise relating in any way to the Transaction in the event that the parties do not enter into Definitive Agreements, except as provided in paragraphs 4 through 10, and except that nothing herein will affect a party’s rights or obligations under any confidentiality agreement entered into by the parties.

8.	Confidentiality. To the maximum extent allowed by applicable law, each of the parties will keep this letter agreement and the terms and provisions thereof confidential, and not disclose them to any third party without the other’s prior written consent. By executing this agreement, each party represents to the other that it does not believe that any public disclosure of this letter of intent is required, unless and until Definitive Agreements are fully executed and delivered.

9.	General Provisions. The parties acknowledge that that this letter omits many terms, some of which are material. The respective rights and obligations of the parties remain to be defined in the Definitive Agreements (if and when executed by the parties thereto), into which this letter of intent and all prior discussions will merge; provided, however, the obligations of the parties under paragraphs 4 through 10 herein will be binding upon the parties upon the execution of this letter agreement by members of Woodcliff holding at least 85% of its membership interests. This letter will be governed by and construed in accordance with the laws of the State of Delaware, other than the provisions governing conflict of laws thereof. This letter may be executed by facsimile, and in counterparts, which, taken together, will constitute a single original document.

10.	The binding provisions of this letter agreement may be enforced, including injunctive and equitable relief, in expedited binding arbitration before a retired judge at JAMS in Santa Monica, California. The prevailing party shall be awarded its attorney fees,

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costs and expenses. Judgment on any interim or final award may be entered in any court of competent jurisdiction.
If you are in agreement with the foregoing, please countersign this letter in the space provided below and return it to me at your very earliest convenience.

Very truly yours,
/s/ Terren S. Peizer
Terren S. Peizer
Chairman & CEO

Agreed and Accepted:
WOODCLIFF HEALTHCARE
INVESTMENT PARTNERS LLC

By:	/s/ Nicholas Lewin Nicholas Lewin
Managing Member
[Member signatures on following page]

The Members of Woodcliff have agreed to and accepted this letter of intent:
Tanglewood Investment Partners

By:	/s/ Nicholas Lewin Nicholas Lewin, Manager

/s/	Gavin Scotti

Gavin Scotti

/s/	Steve Nelson

Steve Nelson

/s/	Richard Danzig

Richard Danzig

/s/	Thomas B. DeCea

Thomas B. DeCea

/s/	Anthony V. Milone

Anthony V. Milone

/s/	Jerry Devine

Jerry Devine

/s/	Jim Doody

Jim Doody

/s/	Kevin Harrington

Kevin Harrington

/s/	Steve Nichols

Steve Nichols

/s/	Marc Mazur

Marc Mazur

/s/	Marty Rucidio

Marty Rucidio

/s/	Brian Walsh

Brian Walsh